Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-147069 on Form S-8 of our reports dated March 12, 2009, relating to the consolidated financial statements of Deltek, Inc. and its subsidiaries (which report expresses an unqualified opinion and contain an explanatory paragraph concerning the change in method of accounting for uncertain tax positions to conform to accounting principles generally accepted in the United States of America) and the effectiveness of Deltek, Inc. and its subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Deltek, Inc. for the year ended December 31, 2008.

/s/ Deloitte & Touche, LLP

McLean, Virginia

March 12, 2009